UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023.

Commission File Number: 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Ms. Nga Fan Wong, Chief Executive Officer

6/F, KOHO,

75 Hung To Road,

Kwun Tong, Hong Kong

+852 2889 1313

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Publicly Tradable Shares

On October 2, 2023, VS Media Holdings Limited (the “Company”) closed its initial public offering (the “IPO”) of 2,000,000 Class A ordinary shares, no par value (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-273914) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 11, 2023, as amended, and declared effective by the SEC on September 26, 2023. The Registration Statement also registered 3,000,000 Ordinary Shares for resale by certain selling shareholders in a resale prospectus. As of October 20, 2023, the number of publicly tradable shares of the Company is 5,000,000 Ordinary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2023	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Nga Fan Wong
	Name:	Nga Fan Wong
	Title:	Chief Executive Officer